SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

Schedule 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
(Amendment No. 4)1

Candie’s, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

137-409-108
(CUSIP Number)

June 8, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
           1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 137-409-108	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sweet Sportswear, LLC (Tax ID: 95-4553362)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	5	SOLE VOTING POWER 1,816,487
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,816,487
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,487
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (1)
12	TYPE OF REPORTING PERSON* OO

(1)	Based on a total of 28,468,357 shares of the issuer’s Common Stock issued and outstanding as of April 28, 2005.

CUSIP NO. 137-409-108	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hubert Guez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,816,487
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,816,487
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,487
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (1)
12	TYPE OF REPORTING PERSON* IN

(1) Based on a total of 28,468,357 shares of the issuer’s Common Stock issued and outstanding as of April 28, 2005.

Item 1(a)	Name of Issuer:

Candie’s, Inc. (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

400 Columbus Avenue
Valhalla, New York 10595-1335

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of Sweet Sportswear, LLC, a California limited liability company, and Hubert Guez, an individual. Hubert Guez is the Manager of Sweet Sportswear, LLC.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of Sweet Sportswear, LLC and the address of Hubert Guez is 5804 E. Slauson Ave., Commerce, California, 90040.

Item 2(c)	Citizenship:

Sweet Sportswear, LLC, is a limited liability company organized under the laws of California. Hubert Guez is a citizen of France.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

137-409-108

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

Included in rows 5 through 9 and 11 on pages 2 and 3, respectively. Sweet Sportswear, LLC owns directly 1,816,487 shares of the Company’s Common Stock. Hubert Guez is the Manager of Sweet Sportswear, LLC and a Co-Trustee of the Guez Living Trust, dated December 6, 1996 (the “Guez Trust”), which has a 50% membership interest in Sweet Sportswear, LLC. In such capacities, Mr. Guez may be deemed to have the power to dispose or direct the disposition of the shares held by Sweet Sportswear, LLC, and may be deemed to have the power to vote or direct the voting of such shares. Mr. Guez disclaims beneficial ownership of the securities reported by Sweet Sportswear, LLC except to the extent of his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Sub-sidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

SWEET SPORTSWEAR, LLC

June 10, 2005
Date

/s/ Hubert Guez
Signature

Hubert Guez / Manager
Name/Title

HUBERT GUEZ

June 10, 2005
Date

/s/ Hubert Guez
Signature

Hubert Guez
Name/Title

EXHIBIT INDEX

1. Joint Filing Agreement.